Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707

Media release

Rio Tinto to invest a further US$3.4 billion in expansion of iron ore operations in Western Australia

8 February 2012

Rio Tinto has committed a further US$3.4 billion (Rio Tinto share $2.9 billion) to the major expansion of its Pilbara iron ore operations in Western Australia.

The investment comprises:

•

US$2.2 billion (Rio Tinto 100 per cent) to extend the life of the Nammuldi iron ore mine. With this funding, the project to increase production capacity in the Pilbara to 283 million tonnes a year (Mt/a) is now fully approved.

•

US$1.2 billion (Rio Tinto share US$700 million) for Cape Lambert port and rail early works needed for the proposed capacity expansion to 353 Mt/a. The 353 Mt/a expansion is in final feasibility study, with a final investment decision expected later this year.

Rio Tinto expects capital intensity of expansion from 220 Mt/a to 353 Mt/a to be around mid-US$150s per tonne, on a 100 per cent basis (Rio Tinto share around mid-US$130s per tonne).

Rio Tinto Iron Ore and Australia chief executive Sam Walsh said “We believe we have the best quality iron ore expansion projects anywhere in the world. They are high return, low risk investments that are highly value-adding for shareholders.

“Today we are announcing another significant milestone in our drive towards a more than 50 per cent increase in the size of iron ore operations in Western Australia. The programme remains on track and we are bringing new iron ore production on stream at a time when demand from Asian markets is forecast to grow strongly, while industry supply growth remains constrained.”

Production capacity of 283 Mt/a in the Pilbara will be reached in the second half of 2013. The Nammuldi expansion will deliver first ore in the third quarter of 2014, and there will be a transitional period until then in which ore will come from other mines to reach 283 Mt/a.

The Nammuldi project will extend existing mining below the water table, increasing the mine’s life by 14 years, at a production rate of approximately 16 million tonnes a year.

The Cape Lambert funding follows other early works investments already underway. Plans to increase capacity at the port have been enhanced by further plans to replace an ageing car dumper with a new dual car dumper, contributing an additional 20 Mt/a to take Cape Lambert capacity to 203 M/ta in 2015.

…Cont/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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The works and plans remain subject to a number of joint venture and regulatory approvals, including environmental clearances, which are expected later this year.

Rio Tinto’s schedule for expanding its integrated Pilbara operations is as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert 53 Mt/a increment (in implementation)

•	353 Mt/a by end of H1 2015 - Cape Lambert 70 Mt/a increment (in feasibility study)

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media